October 21, 2010

Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

RE: UQM Technologies, Inc.

Form 10-K for fiscal year ended March 31, 2010

Filed May 24, 2010, File No. 1-10869

Ladies and Gentlemen:

The following is submitted in response to your comment letter dated October 8, 2010:

Comment No. 1: We note your response to prior comment 3. Please provide us your analysis as to why you believe you do not need to include the supply agreement with CODA Automotive in an amendment to your Form 10-K for the fiscal year ended March 31, 2010.

Response: We believe that our supply agreement with CODA (the "CODA Agreement") is not a "material contract" within the meaning of Item 601(b)(10) of Regulation S-K. We believe it was neither a material contract at the time it was executed nor at the time of the filing of our most recent annual report on Form10-K.

We have often referenced and described the CODA Agreement in our periodic reports. We believe the CODA Agreement (irrespective of its immateriality) may be of interest to our shareholders as an indicator of CODA Automotive's commercial intentions. We believe that forward-looking information about the financial consequences of these intentions to UQM should CODA Automotive achieve its publicly stated vehicle production targets is of benefit to shareholders. For these reasons, and in response to the Commission's previous comments, we have determined to file it as an exhibit under Item 601(b)(99) of Regulation S-K to our next quarterly report on Form10-Q, which will be filed in late October. Because of the confidential nature of some of the commercial terms and trade secrets contained in the CODA Agreement, we will file it under an application for confidential treatment of certain terms and provisions.

Regardless of whether the CODA Agreement was, or was not, made in the ordinary course of business of UQM, we believe it is not material to UQM at this time. Unlike a traditional supply agreement and the purchase and sale agreements categorized as "material contracts" pursuant to Item 601(b)(10)(ii)(c), the CODA Agreement contains no binding obligation on CODA or its affiliates to purchase products from UQM. Instead, the CODA Agreement memorializes among the parties the process and procedures for CODA's production partner, Harbin HaFei Automobile Industry Group Co. Ltd., to order and purchase from the Company electric propulsion systems. A binding obligation to purchase and sell propulsion systems only occurs upon the delivery and acceptance by UQM of a "blanket" purchase order for a target number of products as contemplated by the CODA Agreement. Further, products to be acquired under the blanket purchase order are non-cancelable only as to scheduled deliveries as specified in a product delivery forecast over the period of time specified in the CODA Agreement. Thus, there is no purchase agreement that we can enforce and to which we can be entitled to revenues until the specified period prior to scheduled delivery of the products. As is our customary practice, we plan to continue announcing through press releases or, if material, in our periodic reports filed with the Commission, significant purchase orders we receive for our products.

There are only a few binding obligations on either us or Harbin HaFei under the CODA Agreement, none of which are qualitatively or quantitatively material at this time.

As described in our periodic reports, we are evolving from a technology innovator and manufacturer of small quantities of products to a higher volume manufacturer of electric propulsion systems. While the CODA relationship is a valuable customer relationship that we are pleased to have, it is by no means the sole customer relationship we have or are continuing to pursue. As disclosed in our most recent annual report on Form 10-K and subsequent first quarter report on Form 10-Q, we are making investments for facility upgrades, tooling and manufacturing equipment to launch high volume production for the products that will be manufactured for sale to CODA and, hopefully, other customers. We have also disclosed our intention to "devote substantial financial resources" to meet the working capital needs associated with these production activities. We have quantified and disclosed our expectations in both respects. While we are making these investments in our production facilities and working capital needs to support higher volume manufacturing, neither the CODA Agreement nor any other agreement with our customers requires us to do this. While we expect sales to CODA and other customer will justify these expenditures, we are making them as part of our corporate strategy and not exclusively because of any agreement.

We again acknowledge that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or would like to discuss any of our responses.

Very truly yours,

UQM Technologies, Inc.

/s/Donald A. French

Donald A. French

Treasurer